

October 5, 2010

Mr. Scott A. Musil
First Industrial Realty Trust, Inc.
311 S. Wacker Drive, Suite 3900
Chicago, IL 60606

    Re: **First Industrial, L.P.**
               Form 10-K for the year ended December 31, 2009
               Forms 10-Q for the quarterly period ended March 31, 2010
               File No. 333-21873

Dear Mr. Musil:

      We have completed our review of the above referenced filings and have no further comments at this time.

                        Sincerely,

                        Kevin Woody
                        Branch Chief